(Translation)

                                                                February 5, 2008
To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                 (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                 (Telephone Number: 0565-28-2121)


   Notice Concerning Decision on Matters Relating to Acquisition of Own Shares
   ---------------------------------------------------------------------------
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on February 5, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved on matters relating to setting an upper limit to acquisition of its own shares, pursuant to a resolution adopted at the 103rd Ordinary General Shareholders' Meeting. We hereby inform you of the following.


1.  Reasons for acquisition of TMC's own shares

    To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2.  Details of matters relating to the acquisition

    (1)  Type of shares to be acquired         Shares of common stock of TMC

    (2)  Aggregate number of shares
         permitted to be acquired              Up to 10,000,000 shares
                                              (The ratio to the aggregate number
                                               of issued shares (excluding
                                               treasury shares): 0.32%)

    (3)  Aggregate purchase price of shares    Up to JPY 60,000,000,000

    (4)  Method of acquisition                 Purchase in the market through a
                                               trust bank

    (5)  Acquisition period                    From February 7, 2008 to
                                               February 21, 2008



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[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

    o  Type of shares to be acquired               Shares of common stock of TMC

    o  Aggregate number of shares to be acquired   Up to 30,000,000 shares

    o  Aggregate purchase price of shares          Up to JPY 250,000,000,000


Shares acquired as of February 5, 2008

    o  Aggregate number of shares acquired         20,000,000 shares

    o  Aggregate purchase price of shares          JPY 128,532,374,000


Treasury shares held by TMC as of December 31, 2007

    o  Aggregate number of issued shares
      (excluding treasury shares)                  3,169,880,497 shares

    o  Number of treasury shares                   440,116,995 shares